Exhibit 99.1

51job, Inc. Reports Third Quarter 2020 Financial Results

SHANGHAI, November 19, 2020 — 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the third quarter of 2020 ended September 30, 2020.

Third Quarter 2020 Financial Highlights:

•                  Net revenues decreased 8.4% from Q3 2019 to RMB906.1 million (US$133.5 million)

•                  Online recruitment services revenues decreased 13.9%

•                  Other human resource related revenues increased 1.4%

•                  Income from operations was RMB175.0 million (US$25.8 million)

•                  Fully diluted earnings per share was RMB2.55 (US$0.37)

•                  Excluding share-based compensation expense, loss from foreign currency translation, and changes in fair value of listed equity securities and long-term investments, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share was RMB3.57 (US$0.53)

Third Quarter 2020 Unaudited Financial Results

Net revenues for the third quarter ended September 30, 2020 were RMB906.1 million (US$133.5 million), a decrease of 8.4% from RMB989.0 million for the same quarter in 2019.

Online recruitment services revenues for the third quarter of 2020 were RMB545.5 million (US$80.3 million), representing a 13.9% decrease from RMB633.4 million for the same quarter in 2019.  The year-over-year decline was due to the ongoing impact of the COVID-19 pandemic and global economic uncertainty on the business operations of companies in China, which has negatively affected their recruitment demand and spending on the Company’s online recruitment platforms in 2020.  However, when compared to the second quarter of 2020, third quarter online recruitment services revenues grew 8.4% sequentially as recruitment activity improved and the Company’s contract signings with employers increased.

Other human resource related revenues for the third quarter of 2020 increased 1.4% to RMB360.6 million (US$53.1 million) from RMB355.6 million for the same quarter in 2019.  When compared to the second quarter of 2020, other human resource related revenues increased 10.8% sequentially due to a strong rebound in the Company’s training business.  More clients authorized or resumed in-person learning and interaction, and a greater number of training events, including some rescheduled from the first half of the year, were conducted in the third quarter of 2020.

Gross profit for the third quarter of 2020 was RMB584.4 million (US$86.1 million) compared with RMB682.3 million for the same quarter of the prior year. The decline was primarily due to the lower level of revenues and the increase in cost of services as the Company stepped up investment in new technology and product development in the third quarter of 2020.  Sequentially, when compared to the second quarter of 2020, the Company also added seasonal staff in preparation for the upcoming campus recruitment peak period in the fall, which resulted in higher employee compensation expenses in the third quarter. Gross margin, which is gross profit as a percentage of net revenues, was 64.5% in the third quarter of 2020 compared with 69.0% for the same quarter in 2019.

Operating expenses for the third quarter of 2020 decreased 3.8% to RMB409.3 million (US$60.3 million) from RMB425.5 million for the same quarter in 2019.  Sales and marketing expenses for the third quarter of 2020 decreased 3.9% to RMB313.2 million (US$46.1 million) from RMB325.8 million for the same quarter of the prior year primarily due to a reduction in contributions to social welfare funds and a decrease in performance-based bonuses, which was partially offset by greater spending on advertising and promotion activities.  General and administrative expenses for the third quarter of 2020 decreased 3.6% to RMB96.2 million (US$14.2 million) from RMB99.7 million for the same quarter of the prior year primarily due to a reduction in contributions to social welfare funds and a smaller provision for doubtful accounts.

Income from operations for the third quarter of 2020 was RMB175.0 million (US$25.8 million) compared with RMB256.7 million for the third quarter of 2019.  Operating margin, which is income from operations as a percentage of net revenues, was 19.3% in the third quarter of 2020 compared with 26.0% for the same quarter in 2019.  Excluding share-based compensation expense, operating margin would have been 23.0% in the third quarter of 2020 compared with 29.5% for the same quarter in 2019.

The Company recognized a loss from foreign currency translation of RMB29.2 million (US$4.3 million) in the third quarter of 2020 compared with a gain of RMB31.4 million in the third quarter of 2019 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits.

In the third quarter of 2020, the Company recognized a mark-to-market, non-cash loss of RMB46.5 million (US$6.9 million) associated with a change in fair value of listed equity securities investment in Huali University Group Limited, which is traded on the Hong Kong Stock Exchange.  The Company also recognized a non-cash gain of RMB39.6 million (US$5.8 million) related to a change in fair value of long-term investment in a human resource consulting and executive search services company in China in the third quarter of 2020.

Other income in the third quarter of 2020 included local government financial subsidies of RMB5.6 million (US$0.8 million) compared with RMB9.3 million in the third quarter of 2019.

Net income attributable to 51job for the third quarter of 2020 was RMB173.3 million (US$25.5 million) compared with RMB300.2 million for the same quarter in 2019.  Fully diluted earnings per share for the third quarter of 2020 was RMB2.55 (US$0.37) compared with RMB4.44 for the same quarter in 2019.

In the third quarter of 2020, total share-based compensation expense was RMB33.5 million (US$4.9 million) compared with RMB34.8 million in the third quarter of 2019.

Excluding share-based compensation expense, gain/loss from foreign currency translation, and changes in fair value of listed equity securities and long-term investments, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the third quarter of 2020 was RMB243.0 million (US$35.8 million) compared with RMB303.7 million for the third quarter of 2019.  Non-GAAP adjusted fully diluted earnings per share was RMB3.57 (US$0.53) in the third quarter of 2020 compared with RMB4.49 in the third quarter of 2019.

As of September 30, 2020, cash and short-term investments totaled RMB10,137.6 million (US$1,493.1 million) compared with RMB9,940.6 million as of December 31, 2019.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.7896 to US$1.00, the noon buying rate on September 30, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation, and changes in fair value of listed equity securities investment, long-term investment and convertible senior notes, as well as the related tax effect of these items.  The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings.  The Company believes excluding gain/loss from foreign currency translation, and changes in fair value of listed equity securities investment, long-term investment and convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation, mark-to-market gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings.  51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation, and changes in fair value of listed equity securities investment, long-term investment and convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis.  The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies.  The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China.  With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development.  The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day.  51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis.  51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets, “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements.  51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic.  Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	633,393	545,501	80,344
Other human resource related revenues	355,560	360,604	53,111
Net revenues	988,953	906,105	133,455
Cost of services (Note 2)	(306,690)	(321,748)	(47,388)
Gross profit	682,263	584,357	86,067
Operating expenses:
Sales and marketing (Note 3)	(325,779)	(313,170)	(46,125)
General and administrative (Note 4)	(99,738)	(96,165)	(14,164)
Total operating expenses	(425,517)	(409,335)	(60,289)
Income from operations	256,746	175,022	25,778
Gain (Loss) from foreign currency translation	31,366	(29,215)	(4,303)
Interest and investment income, net	48,390	58,284	8,584
Change in fair value of listed equity securities investment	—	(46,533)	(6,854)
Change in fair value of long-term investment	—	39,614	5,835
Other income, net	12,729	6,692	986
Income before income tax expense	349,231	203,864	30,026
Income tax expense	(50,784)	(39,330)	(5,793)
Net income	298,447	164,534	24,233
Net loss attributable to non-controlling interests	1,714	8,788	1,294
Net income attributable to 51job, Inc.	300,161	173,322	25,527
Net income	298,447	164,534	24,233
Other comprehensive income (loss)	386	(597)	(88)
Total comprehensive income	298,833	163,937	24,145
Earnings per share:
Basic	4.52	2.58	0.38
Diluted	4.44	2.55	0.37
Weighted average number of common shares outstanding:
Basic	66,369,912	67,185,235	67,185,235
Diluted	67,622,677	68,089,693	68,089,693

Notes:

(1)         The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7896 to US$1.00 on September 30, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2)         Includes share-based compensation expense of RMB5,558 and RMB5,345 (US$787) for the three months ended September 30, 2019 and 2020, respectively.

(3)         Includes share-based compensation expense of RMB4,778 and RMB4,595 (US$677) for the three months ended September 30, 2019 and 2020, respectively.

(4)         Includes share-based compensation expense of RMB24,498 and RMB23,603 (US$3,476) for the three months ended September 30, 2019 and 2020, respectively.

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	1,857,794	1,595,772	235,032
Other human resource related revenues	1,006,612	930,072	136,985
Net revenues	2,864,406	2,525,844	372,017
Cost of services (Note 2)	(843,787)	(847,227)	(124,783)
Gross profit	2,020,619	1,678,617	247,234
Operating expenses:
Sales and marketing (Note 3)	(928,194)	(882,094)	(129,918)
General and administrative (Note 4)	(281,937)	(285,999)	(42,123)
Total operating expenses	(1,210,131)	(1,168,093)	(172,041)
Income from operations	810,488	510,524	75,193
Gain (Loss) from foreign currency translation	73,717	(19,591)	(2,885)
Interest and investment income, net	126,370	169,018	24,894
Change in fair value of listed equity securities investment	—	20,164	2,969
Change in fair value of long-term investment	—	39,614	5,835
Change in fair value of convertible senior notes (Note 5)	(752,073)	—	—
Other income, net	198,116	155,617	22,920
Income before income tax expense	456,618	875,346	128,926
Income tax expense	(178,260)	(135,722)	(19,990)
Net income	278,358	739,624	108,936
Net loss attributable to non-controlling interests	4,411	15,604	2,298
Net income attributable to 51job, Inc.	282,769	755,228	111,234
Net income	278,358	739,624	108,936
Other comprehensive income (loss)	446	(294)	(43)
Total comprehensive income	278,804	739,330	108,893
Earnings per share:
Basic	4.38	11.27	1.66
Diluted	4.27	11.11	1.64
Weighted average number of common shares outstanding:
Basic	64,561,839	67,000,172	67,000,172
Diluted	66,245,961	67,992,639	67,992,639

Notes:

(1)         The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7896 to US$1.00 on September 30, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical statistical release of the Federal Reserve Board.

(2)         Includes share-based compensation expense of RMB14,678 and RMB17,341 (US$2,554) for the nine months ended September 30, 2019 and 2020, respectively.

(3)         Includes share-based compensation expense of RMB12,618 and RMB14,907 (U$2,196) for the nine months ended September 30, 2019 and 2020, respectively.

(4)         Includes share-based compensation expense of RMB64,800 and RMB76,549 (US$11,274) for the nine months ended September 30, 2019 and 2020, respectively.

(5)         On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	349,231	203,864	30,026
Add: Share-based compensation	34,834	33,543	4,940
Add (Less): (Gain) Loss from foreign currency translation	(31,366)	29,215	4,303
Add: Change in fair value of listed equity securities investment	—	46,533	6,854
Less: Change in fair value of long-term investment	—	(39,614)	(5,835)
Non-GAAP income before income tax expense	352,699	273,541	40,288
GAAP income tax expense	(50,784)	(39,330)	(5,793)
Tax effect of non-GAAP line items	76	(32)	(5)
Non-GAAP income tax expense	(50,708)	(39,362)	(5,798)
Non-GAAP adjusted net income	301,991	234,179	34,490
Non-GAAP adjusted net income attributable to 51job, Inc.	303,705	242,967	35,784
Non-GAAP adjusted earnings per share:
Basic	4.58	3.62	0.53
Diluted	4.49	3.57	0.53
Weighted average number of common shares outstanding:
Basic	66,369,912	67,185,235	67,185,235
Diluted	67,622,677	68,089,693	68,089,693

	For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	456,618	875,346	128,926
Add: Share-based compensation	92,096	108,797	16,024
Add (Less): (Gain) Loss from foreign currency translation	(73,717)	19,591	2,885
Less: Change in fair value of listed equity securities investment	—	(20,164)	(2,969)
Less: Change in fair value of long-term investment	—	(39,614)	(5,835)
Add: Change in fair value of convertible senior notes (Note 2)	752,073	—	—
Non-GAAP income before income tax expense	1,227,070	943,956	139,031
GAAP income tax expense	(178,260)	(135,722)	(19,990)
Tax effect of non-GAAP line items	20	(71)	(10)
Non-GAAP income tax expense	(178,240)	(135,793)	(20,000)
Non-GAAP adjusted net income	1,048,830	808,163	119,031
Non-GAAP adjusted net income attributable to 51job, Inc.	1,053,241	823,767	121,329
Non-GAAP adjusted earnings per share:
Basic	16.31	12.29	1.81
Diluted	15.90	12.12	1.78
Weighted average number of common shares outstanding:
Basic	64,561,839	67,000,172	67,000,172
Diluted	66,245,961	67,992,639	67,992,639

Notes:

(1)   The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7896 to US$1.00 on September 30, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2)   On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
ASSETS
Current assets:
Cash	2,294,904	1,962,219	289,004
Restricted cash	66,169	24,732	3,643
Short-term investments	7,645,686	8,175,367	1,204,101
Accounts receivable (net of allowance of RMB21,952 and RMB18,956 as of December 31, 2019 and September 30, 2020, respectively)	266,437	250,702	36,924
Prepayments and other current assets	669,208	578,798	85,248
Total current assets	10,942,404	10,991,818	1,618,920
Non-current assets:
Long-term investments	1,482,544	1,541,153	226,987
Time deposits	—	712,570	104,950
Property and equipment, net	271,932	268,103	39,487
Goodwill	1,036,124	1,036,124	152,605
Intangible assets, net	203,162	173,206	25,510
Right-of-use assets	320,809	310,284	45,700
Other long-term assets	10,420	13,819	2,035
Deferred tax assets	22,147	33,312	4,906
Total non-current assets	3,347,138	4,088,571	602,180
Total assets	14,289,542	15,080,389	2,221,100
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	48,114	66,038	9,726
Salary and employee related accrual	162,775	215,186	31,693
Taxes payable	267,596	166,164	24,473
Advance from customers	1,108,518	1,081,332	159,263
Lease liabilities, current	34,817	36,046	5,309
Other payables and accruals	1,211,642	1,050,562	154,731
Total current liabilities	2,833,462	2,615,328	385,195
Non-current liabilities:
Lease liabilities, non-current	50,763	45,168	6,653
Deferred tax liabilities	214,307	222,546	32,777
Total non-current liabilities	265,070	267,714	39,430
Total liabilities	3,098,532	2,883,042	424,625
Mezzanine equity:
Redeemable non-controlling interests	216,974	200,565	29,540
Shareholders’ equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 66,784,688 and 67,400,537 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	53	54	8
Additional paid-in capital	4,901,466	5,169,509	761,386
Statutory reserves	17,930	17,930	2,641
Accumulated other comprehensive income	254,524	254,230	37,444
Retained earnings	5,774,358	6,529,586	961,704
Total 51job, Inc. shareholders’ equity	10,948,331	11,971,309	1,763,183
Non-controlling interests	25,705	25,473	3,752
Total equity	10,974,036	11,996,782	1,766,935
Total liabilities, mezzanine equity and equity	14,289,542	15,080,389	2,221,100

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7896 to US$1.00 on September 30, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.